Exhibit 99.1

Trading Symbol TSX V: GTC
GETTY COPPER INC.	September 15, 2010

Getty Signs Letter of Intent with Zhejiang Guoguang Group to Joint Venture Getty’s Highland Valley Copper Deposit

Vancouver, BC September 15, 2010, Getty Copper Inc (TSXV:GTC) announced today the signing of a letter of intent (“LOI”) with EffiSolar Energy Corp., an affiliate of a large Chinese conglomerate, Zhejiang Guoguang Science and Technology Group (ZGSTG) , under which ZGSTG has acquired the right to carry Getty’s North, South and adjacent deposits in Highland Valley British Columbia to production for a 51% joint venture interest in the project. Under the LOI, ZGSTG is required to spend a minimum of $5 million over 36 months to test the expansion potential of the known copper reserves beyond the currently estimated (proven and probable) figure of 86.6 million tons grading 0.4% Cu (see May, 2010 prefeasibility study at www.SEDAR.com). $3 million of the $5 million is a firm commitment and the balance is optional.

After investing $5 million in the project ZGSTG will conduct and pay for such additional work as is required to produce a feasibility report so that ZGSTG can arrange 100% of the debt and equity financing needed to take the project to commercial production, the cost of which is currently estimated at $400 million. Getty’s share of the required equity portion of the financing must be arranged on Getty’s behalf by ZGSTG and is recoverable by ZGSTG as priority on 90% of cash flow from the mine. If the participation in the project by a major mining company is required to secure the production financing, then Getty and ES will give up equal equity to the third party but Getty will retain a minimum 33 1/3% interest in any event and will then also have a priority over ES from cash flow (after recovery of equity advanced) for the estimated amount of mine value, represented by the mine NPV in the feasibility study, which is given up to the major by Getty.

If ZGSTG elects to terminate its involvement after the first $3 million is spent it can convert its interest into 10 million Getty shares valued at $0.30 each (11% of Getty shares as of today) and if ZGSTG terminates after that, it is limited to a 10% net profits interest capped at 2 times aggregate investment by ZGSTG. The LOI contemplates a final feasibility study at the latest within 54 months after which time production financing must be obtained by ZGSTG within 6 months failing which Getty has the right for 6 months to secure the production financing and can then reduce ES to the capped NPI. The initial $3 million program must be spent within 24 months and will concentrate on Titan 24 geophysical and diamond drilling to test the theory of a second fault zone and the interconnectedness of the Getty North and South deposits and adjacent anomalies.

The LOI is subject to completion of ZGSTG’s due diligence review, TSX approval and the negotiation of a definitive agreement all of which is targeted for 30 days. A further news release will be made when definitive agreements are completed and the conditions fulfilled.

Corby Anderson, Getty CEO commented, “We are pleased that the potential of the known Getty deposits has been recognized by a partner that is capable of moving them at least to the next level and if warranted all the way to production. We look forward to working with the Zhejiang Guoguang Group and getting back to advancing the project on the ground”.

William Xu, the Canadian representative of ZGSTG said “We have confidence in the value of copper and we chose Getty after looking at other possible copper projects. This project hosts a significant deposit at grades higher than the large mine next door is now profitably mining. We look forward to investing and working together to push this project forward.”

About Zhejiang Guoguang Science and Technology Group

ZGSTG is based in the City of Quzhou, China and has divisions engaged in chemical, electrical transformers, and medical machinery production and it has also made large investments in renewable energy. ZGSTG has 2500 employees and annual turnover in the US$150 million range.

About Getty Copper Inc.

Getty is a Vancouver based company focussing efforts on advancing its 200 square kilometre copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty recently filed a 43-101 compliant pre-feasibility study over the two known copper deposits which cover less than 10% of the property area.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson QP CEng FIChemE, President and COO.
Dr Anderson is the Qualified Person who assumes responsibility of the technical contents of this news release.

For further information please contact:
Dr. Corby G. Anderson QP CEng FIChemE
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address the need for definitive agreements to be negotiated and executed, and estimated resource quantities, grades are forward-looking statements because they are based on future events or made on the basis of estimation from limited information such as a fixed number of number of drill holes and metallurgical studies. The Company does not have reserves for US reporting standards and the estimate of reserves for Canadian reporting purposes is conjectural being based only on a pre-feasibility study which uses broadly defined cost and production estimates. The study is available at www.sedar.com. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Getty Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Getty Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.